Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED MAY 1, 2015
TO THE PROSPECTUS DATED MARCH 27, 2015

This supplement No. 3 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 3 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:

•the recent share pricing information and

•	the addition of two individuals to our advisor's North American Investment Committee.

Recent Share Pricing Information

Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from April 1 to April 30, 2015, for all of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
April 1, 2015	$10.64	$10.66	$10.67	$10.67	$10.66
April 2, 2015	$10.64	$10.66	$10.67	$10.67	$10.66
April 6, 2015	$10.65	$10.67	$10.67	$10.68	$10.66
April 7, 2015	$10.65	$10.67	$10.67	$10.68	$10.67
April 8, 2015	$10.65	$10.67	$10.67	$10.68	$10.67
April 9, 2015	$10.65	$10.67	$10.67	$10.68	$10.67
April 10, 2015	$10.65	$10.67	$10.67	$10.68	$10.67
April 13, 2015	$10.66	$10.69	$10.69	$10.69	$10.68
April 14, 2015	$10.68	$10.70	$10.71	$10.71	$10.70
April 15, 2015	$10.68	$10.70	$10.71	$10.71	$10.70
April 16, 2015	$10.68	$10.71	$10.71	$10.72	$10.70
April 17, 2015	$10.68	$10.71	$10.71	$10.72	$10.71
April 20, 2015	$10.69	$10.71	$10.71	$10.72	$10.71
April 21, 2015	$10.69	$10.71	$10.72	$10.72	$10.71
April 22, 2015	$10.69	$10.71	$10.72	$10.72	$10.71
April 23, 2015	$10.69	$10.71	$10.72	$10.72	$10.71
April 24, 2015	$10.69	$10.71	$10.72	$10.72	$10.71
April 27, 2015	$10.69	$10.72	$10.72	$10.73	$10.72
April 28, 2015	$10.70	$10.72	$10.73	$10.73	$10.72
April 29, 2015	$10.73	$10.76	$10.76	$10.77	$10.76
April 30, 2015	$10.73	$10.76	$10.76	$10.77	$10.76

(1) Shares of Class D common stock are only available pursuant to a private placement offering.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class, excluding Class D, is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.

North American Investment Committee

Our advisor will utilize the North American Investment Committee in evaluating potential investment opportunities for our real estate portfolio throughout North America. The North American Investment Committee will review and approve, by majority vote, each potential investment in or disposition of a property located in North America before our advisor may consider the opportunity for our portfolio. The members of the North American Investment Committee are Jacques N. Gordon, James M. Hutchinson, Jeff A. Jacobson, Wade W. Judge, Jason B. Kern, William J. Maher, Karen Brennan and Dan Witte. Mr. Gordon is a non-voting ex-officio member of the committee. The following are brief descriptions of the two individuals recently added to the committee:
Karen G. Brennan is an International Director of LaSalle and the Head of Custom Accounts for the Americas. In this role, she oversees LaSalle’s separate account business and is responsible for establishing customized investment programs, including separate accounts, clubs and one-off joint venture transactions, on behalf of the firm’s global clients. Ms. Brennan’s responsibilities include working with the acquisitions team and global Client Capital Group to connect international capital sources with investment opportunities across the Americas. Since joining the firm in 1999, Ms. Brennan had held various roles in acquisitions, asset and portfolio management, client relationship management and business development. From 2008 through 2012, Ms. Brennan was a member of LaSalle’s Asia Pacific team as the Portfolio Manager ex-Japan for LaSalle Asia Opportunity Funds II and III, and also led transaction structuring for the Greater China Acquisitions team. Prior to relocating to Singapore and Hong Kong, she managed acquisitions, due diligence, and financing for the firm’s U.S. Income & Growth Fund series, and served as an asset manager on select properties in those Funds. She is a member of the Association of Foreign Investors in Real Estate. Ms. Brennan holds a B.B.A., Summa Cum Laude from Loyola University Maryland and an M.B.A. from The University of Chicago Booth School of Business.

Dan C. Witte is an International Director of LaSalle and leads the Strategic Capital Group.  His current responsibilities include managing a series of discretionary co-investment vehicles on behalf of a significant institutional investor.  Since joining LaSalle’s acquisitions group in 1992, Mr. Witte has led approximately $6 billion in investments, including the privatization of the publicly-traded CenterPoint REIT, and the recapitalization of Aeroterm, the largest portfolio of on-tarmac air cargo properties in North America. He has completed significant transactions on behalf of numerous institutional clients, including the Teacher Retirement System of Texas, California Public Employees’ Retirement System, the Massachusetts Pension Reserves Investment Management Board, and the Colorado Public Employees Retirement Association.  In addition, Mr. Witte has initiated, structured and overseen joint ventures with public and private real estate operators. Mr. Witte earned an MBA with a specialization in Finance and Real Estate from Northwestern University’s Kellogg School of Management and a BS with Highest Honors in Finance from the University of Illinois.